Exhibit 21.1

Function(x) Inc. Subsidiaries

Name of Subsidiary	State of Organization
Loyalize Inc. (formerly Fn(x) I Holding Corporation)	Delaware
Project Oda Inc.	Delaware
Viggle Inc.	Delaware